ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated April 8, 2008

Yield Optimization Notes with Contingent Protection

Enhanced Income Strategies for Equity Investors

UBS AG $•   Notes linked to the common stock of Microsoft Corp. due on or about October 30, 2008

UBS AG $•   Notes linked to the common stock of Freeport-McMoRan Copper & Gold Inc. due on or about October 30, 2008

UBS AG $•   Notes linked to the common stock of The Walt Disney Co. due on or about October 30, 2008

Investment Description

Yield Optimization Notes with Contingent Protection (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the common stock of a specific company (the “underlying stock”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the applicable underlying stock at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive a share of the underlying stock at maturity for each Note held that is worth less than your principal. At maturity, you will receive one share of the applicable underlying stock (subject to adjustments in the case of certain corporate events described in the accompanying YONCP product supplement under “General Terms of the Notes — Antidilution Adjustments” for each of your Notes if the closing price of the applicable underlying stock falls below the specified trigger price on any trading day during the observation period. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying stock. Investing in the Notes involves significant risks. You may lose some or all of your principal.

Features
☐	Enhanced coupon payments are made regardless of the performance of the applicable underlying stock and are designed to compensate you for the fact that the Notes are not fully principal protected and that you could lose some or all of your principal.
☐	Contingent protection feature protects your principal only if the closing price of the applicable underlying stock never falls below the trigger price during the observation period and you hold the Notes to maturity:
♦	If the closing price of the applicable underlying stock never falls below the trigger price, at maturity you will receive a cash payment equal to your principal amount. You will not participate in any appreciation of the applicable underlying stock at maturity.
♦	If the closing price of the applicable underlying stock falls below the trigger price on any trading day during the observation period, at maturity you will receive one share of the applicable underlying stock for each of your Notes. If you receive shares of the applicable underlying stock at maturity, they may be worth less (or more) than your principal or may be worthless.

Key Dates*

Trade Date	April 28, 2008
Settlement Date	April 30, 2008
Coupon Payment Dates	July 30, 2008, October 30, 2008
Final Valuation Date	October 27, 2008
Maturity Date	October 30, 2008
*	The Notes are expected to price on or about April 28, 2008 and settle on or about April 30, 2008. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
Note Offerings

These terms relate to three separate Notes we are offering. Each of the three Notes is linked to the common stock of a different company, and each of the three Notes has a different coupon rate, initial price and trigger price. The coupon rate, initial price and trigger price for each Note will be set on the trade date. The performance of each Note will not depend on the performance of any other Note.

Underlying Stocks	Coupon Per Annum*	Initial Price	Trigger Price	CUSIP	ISIN
Common stock of Microsoft Corp.	10.00% to 11.50%	•	75% of Initial Price	902644376	US9026443765
Common stock of Freeport-McMoRan Copper & Gold Inc.	9.00% to 10.50%	•	50% of Initial Price	902644384	US9026443849
Common stock of The Walt Disney Co.	8.50% to 9.75%	•	75% of Initial Price	902644392	US9026443922
*	Paid quarterly in arrears in two installments.

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the YONCP product supplement relating to the Notes, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 8 and the more detailed “Risk Factors” beginning on page PS-11 of the YONCP product supplement relating to the Notes for risks related to an investment in the Notes. Your Note does not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying stock, they may be worth less (or more) than your principal or may be worthless.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying YONCP product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
Microsoft Corp.	•	100%	•	1.00%	•	99.00%
Freeport-McMoRan Copper & Gold Inc.	•	100%	•	1.00%	•	99.00%
The Walt Disney Co.	•	100%	•	1.00%	•	99.00%

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	YONCP product supplement dated March 4, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000139/v105342_690122-424b2.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Yield Optimization Notes with Contingent Protection” or the “Notes” refer to three different Notes that are offered hereby. Also, references to the “YONCP product supplement” mean the UBS product supplement, dated March 4, 2008, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Common Terms for Each Offering of the Notes

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	Equal to the initial price (as defined below) of the applicable underlying stock
Term	6 months(1)
Coupon Payment	Coupon payment paid quarterly in arrears, regardless of the performance of the applicable underlying stock, as specified on the first page of this free writing prospectus
Payment at Maturity (per Note)

➢

If the closing price of the applicable underlying stock never falls below the trigger price on any trading day during the observation period, at maturity we will pay you an amount in cash equal to your principal amount.

➢

If the closing price of the applicable underlying stock falls below the trigger price on any trading day during the observation period, at maturity we will deliver to you one share of the applicable underlying stock for each Note you own.

Each Note is not fully principal protected. The shares you may receive at maturity could be worth less than your principal or may be worthless.
Closing Price	On any trading day, the last reported sale price of the applicable underlying stock on the principal national securities exchange on which it is listed for trading
Initial Price	The closing price of the applicable underlying stock on the trade date
Observation Period	The period starting on the trade date and ending on, and including, the final valuation date

Determining Payment at Maturity for Each Offering of the Notes

You will receive one share of the applicable underlying stock for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying YONCP product supplement and this free writing prospectus).

♦	If the market price of the applicable underlying stock on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.
♦	If the market price of the applicable underlying stock on the maturity date is greater than the initial price, the shares you receive at maturity will be worth more than the principal amount of your Notes.

Your Notes are not fully principal protected. The shares you may receive at maturity could be worth less than your principal or may be worthless.

(1)	In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes is six months.

Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.
♦	You are willing to receive shares of the applicable underlying stock at maturity that may be worth less than your principal or may be worthless.
♦	You believe the market price of the applicable underlying stock is not likely to appreciate by more than the value of the coupons paid on the Notes.
♦	You believe the closing price of the applicable underlying stock is not likely to fall below the trigger price at any time during the observation period.
♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the applicable underlying stock.
♦	You are willing to accept the risk of fluctuations in the market price of the applicable underlying stock.
♦	You are willing to invest in the applicable Note based on the anticipated coupon range (the actual coupon rate will be determined on the trade date).
♦	You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.
♦	You are not willing to receive shares of the applicable underlying stock at maturity.
♦	You believe the market price of the applicable underlying stock is likely to appreciate by more than the value of the coupons paid on the Notes.
♦	You believe the closing price of the applicable underlying stock is likely to fall below the trigger price during the observation period.
♦	You are not willing to accept the risks of owning equities in general and the applicable underlying stock in particular.
♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.

Supplemental U.S. Tax Considerations

The United States federal income tax consequences of your investment in the Notes are uncertain. The following is a general description of certain material United States federal income tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this free writing prospectus and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the accompanying product supplement. This discussion applies to you only if you hold your Notes as capital assets for U.S. federal income tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦	a dealer in securities or foreign currencies,
♦	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
♦	a bank,
♦	a life insurance company,
♦	a tax exempt organization,
♦	a person that owns the Notes as part of a hedging transaction, straddle, synthetic security, conversion transaction, or other integrated transaction, or enters into a “constructive sale” with respect to the Notes or a “wash sale” with respect to the Notes or the underlying stocks or underlying equities,
♦	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this free writing prospectus, changes to any of which subsequent to the date of this free writing prospectus may affect the U.S. federal income tax consequences described herein. If you are considering the purchase of a Note, you should consult your own tax adviser concerning the application of the United States federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.

If a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

Except as otherwise noted under “Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a United States holder if you are a beneficial owner of a Note and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons are authorized to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN A NOTE ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR NOTES DESCRIBED BELOW AND AS TO THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS TO YOUR INVESTMENT IN YOUR NOTES.

In the opinion of Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as an investment unit consisting of (i) a non-contingent debt instrument issued by us to you (the “Debt Portion”) and (ii) a put option contract (the “Put Option”) in respect of a forward contract relating to the underlying equity (the “Forward Contract”), which you entered into with us on the trade date as part of your initial investment in the Notes. The terms of the Notes require you and us (in the absence of an administrative determination or judicial ruling to the contrary) to treat the Notes for all U.S. federal income tax purposes in accordance with such characterization, and any reports to the Internal Revenue Service (the “IRS”) and United States holders will be consistent with such treatment. In purchasing your Notes, you agree to these terms. Except as otherwise noted below, the discussion below assumes that the Notes will be so treated.

Underlying Stocks	Coupon per Annum (to be determined on trade date)	Debt Component per Annum	Put Option Component per Annum
Common stock of Microsoft Corp.	10.00% to 11.50%	• %	• %
Common stock of Freeport-McMoRan Copper & Gold Inc.	9.00% to 10.50%	• %	• %
Common stock of The Walt Disney Co.	8.50% to 9.75%	• %	• %

Treatment as an Investment Unit.  If your Notes are properly treated as an investment unit consisting of a Debt Portion and Put Option, the Debt Portion of your Notes is likely to be treated as having been issued for the principal amount of the Notes and that interest payments on the Notes would be treated in part as payments of interest and in part as payments for the Put Option. The amounts treated as interest on the Debt Portion are likely to be subject to the general rules governing interest payments on short term notes and therefore would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers that elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers are likely to be required to include interest into income upon receipt of such interest.

Amounts treated as payments for the Put Option are likely to be deferred and would either be included in income by you upon the maturity of your Notes or would reduce the basis of any underlying equity you receive upon the maturity of your Notes. Except as otherwise noted, the discussion below assumes that the payments for the Put Option component will be so treated. The terms of your Notes require you and us to treat the Debt Portion as paying interest and the Put Option as making payments as set forth in the applicable pricing supplement.

A cash payment of the full principal amount of your Notes upon the maturity of your Notes is likely to be treated as (i) payment in full of the principal amount of the Debt Portion, which does not result in the recognition of gain or loss if you are an initial purchaser of your Notes and (ii) the lapse of the Put Option which results in your recognition of short-term capital gain in an amount equal to the amount paid to you for the Put Option and deferred as described above.

A payment in underlying equity upon the maturity of your Notes is likely to be treated as (i) payment in full of the principal amount of the Debt Portion, which does not result in the recognition of gain or loss if you are an initial purchaser of your Notes and (ii) the deemed exercise by us of the Put Option on the trading day that the closing price of the underlying equity fell below the trigger price and the settlement of the Forward Contract with your purchase of underlying equity for an amount equal to the principal amount of your Notes. Your U.S. federal income tax basis in underlying equity you receive would equal the principal amount of your Notes less the amount of payments you received for the Put Option and deferred as described above. Your holding period in the underlying equity you receive would begin on the day after you beneficially receive such equity. If you receive cash in lieu of a fractional share of underlying equity, you would generally recognize a short-term capital gain or loss in an amount equal to the difference between the amount of cash you receive and your tax basis (determined in the manner described above) in the fractional share. The deductibility of capital losses is subject to limitations.

Upon a sale or exchange of your Notes you would be required to apportion the value of the amount you receive between the Debt Portion and Put Option (or the Forward Contract, if the Put Option is deemed to have been exercised because the closing price of the underlying equity fell below the trigger price prior to such sale or exchange of the Notes) on the basis of the fair market values thereof on the date of the sale or exchange. You would recognize gain or loss with respect to the Debt Portion in an amount equal to the difference between (i) the amount apportioned to the Debt Portion and (ii) your adjusted United States federal income tax basis in the Debt Portion (which would generally be equal to the principal amount of your Notes if you are an initial purchaser of your Notes). Except to the extent attributable to accrued but unpaid interest with respect to the Debt Portion, such gain or loss would be short-term capital gain or loss. If the Put Option has not been deemed exercised (because the closing price of the underlying equity has not fallen below the trigger price prior to such sale or exchange of the Notes), the amount of cash that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the Put Option has been deemed exercised (because the closing price of the underlying equity fell below the trigger price prior to such sale or exchange of the Notes), the amount of cash that is apportioned to the Forward Contract would be short-term capital gain or loss. If the value of the Debt Portion on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you are likely to be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option or Forward Contract. In such a case, you are likely to recognize short-term capital gain or loss in an amount equal to the difference between the premium you previously received in respect of the Put Option or Forward Contract and the amount of the deemed payment made by you to extinguish the Put Option or Forward Contract.

If you are a secondary purchaser of the Notes, you would be required to allocate your purchase price for the security between the Debt Portion and Put Option (or the Forward Contract, if the Put Option is deemed to have been exercised because the closing price of the underlying equity fell below the trigger price prior to such sale or exchange of the Notes) based on the respective fair market values of each on the date of purchase. If the portion of your purchase price allocated to the Debt Portion is at a discount from the principal amount of the Notes, special market discount rules applicable to short-term debt instruments may apply. If, however, the portion of your purchase price allocated to the Debt Portion in accordance with the preceding sentence is in excess of your purchase price for your Notes, you are likely to be treated for U.S. federal income tax purposes as having paid nothing for the Put Option or Forward Contract (i.e., your purchase price for the Put Option or Forward Contract would be zero) and as having received a payment for obligating yourself under the Put Option or Forward Contract (which will be deferred as described above) in an amount equal to such excess. The portion of your purchase price that is allocated to the Put Option or Forward Contract is likely to be offset for tax purposes against amounts you subsequently receive with respect to the Put Option or Forward Contract (including amounts received upon a sale of the Notes that are attributable to the Put Option or Forward Contract), thereby reducing the amount of gain or increasing the amount of loss you would recognize with respect to the Put Option or Forward Contract or with respect to the sale of any underlying equity you receive upon the settlement of the Forward Contract. It is possible that you could take a basis in the Debt Portion greater than your purchase price as a result of being treated as receiving a payment for obligating yourself under the Put Option. You should consult your tax advisor with respect to such rules if you purchase your Notes at a discount.

Alternative Characterizations

Due to the absence of authorities that directly address the proper treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment of the Notes described above. If the IRS were successful in asserting an alternative treatment of the Notes, the timing and character of income on your Notes could differ materially from our description herein.

Contingent Short-Term Debt Instrument.  It is possible that your security could be treated as a single contingent short-term debt instrument. However, there are no specific rules that govern this type of instrument, and therefore if your Notes were characterized as a single contingent short-term debt instrument, the U.S. federal income tax treatment of your Notes would not be entirely clear.

Other Alternative Characterizations.  Because there is no specific authority that addresses the U.S. federal income tax treatment of your Notes, it is possible that your Notes could be treated in a manner that differs from that described above. For example, it is possible that you may be required to include the entire coupon into income when it is received. It is also possible that your Notes may be characterized in whole or in part as a notional principal contract.

Notice 2008-2

The IRS has announced in Notice 2008-2 that it and the Treasury Department are considering whether holders of prepaid forward or financial contracts should be required to accrue income during the term of the transaction, even if such contracts are not otherwise treated as indebtedness for U.S. federal income tax purposes and solicited comments with respect to the appropriate methodology, scope and other tax issues associated with such transactions, including appropriate transition and effective dates. Legislation has also been proposed that would require holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is possible that any guidance or legislation that is adopted may extend to Notes such as described herein, in which case a United States holder may be required to accrue ordinary income over the term of the Notes. Prospective investors should consult their tax advisors regarding any potential alternative characterizations of the Notes.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the Notes or a sale of the Notes is not likely to be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Notes or a sale of the Notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Backup Withholding and Information Reporting

In general, information returns will be filed with the IRS in connection with payments of proceeds from a sale, exchange or settlement of Notes. If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

♦	payments of principal and interest on the Notes within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and
♦	the payment of the proceeds from the sale of the Notes effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

♦	fails to provide an accurate taxpayer identification number,
♦	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or
♦	in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of the Notes effected at a foreign office of a broker generally will generally not be subject to information reporting or backup withholding. However, a sale of the Notes that is effected at a foreign office of a broker will generally be subject to information reporting and backup withholding if:

♦	the proceeds are transferred to an account maintained by you in the United States,
♦	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
♦	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.

In addition, a sale of the Notes effected at a foreign office of a broker will generally be subject to information reporting if the broker is:

♦	a United States person,
♦	a “controlled foreign corporation” for U.S. federal income tax purposes,
♦	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

♦	a foreign partnership, if at any time during its tax year: (i) one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (ii) such foreign partnership is engaged in the conduct of a United States trade or business.

Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person. The amount of any backup withholding imposed on a payment to you may be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

Non-United States Holders

If you are not a United States holder, you will generally not be subject to U.S. federal withholding tax with respect to payments on your Notes if the following conditions are satisfied:

♦	the Non-United States holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;
♦	the Non-United States holder is not a controlled foreign corporation for federal income tax purposes that is related to us through actual or constructive ownership;
♦	the Non-United States holder is not a bank receiving interest on a loan made in the ordinary course of its trade or business;
♦	interest payable on the Notes is either (a) not determined by reference to any receipts, sales or other cash flow, income or profits, change in the value of any property of, or any dividend or similar payment made by us or a person related to us, within the meaning of Code section 871(h)(4)(A) or (b) determined by reference to changes in the value of actively traded property or an index of the value of actively traded property within the meaning of section 871(h)(4)(C)(v) of the Code;
♦	the payments are not effectively connected with a trade or business conducted by the Non-United States holder in the United States; and
♦	either (a) the Non-United States holder provides a correct, complete and executed IRS Form W-8BEN or Form W-8IMY (or successor form) with appropriate attachments, or (b) the Non-United States holder holds its Notes through a qualified intermediary (generally a foreign financial institution or clearing organization or a non-U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS) which has provided an IRS Form W-8IMY and has received documentation upon which it can rely to treat the payment as made to a foreign person.

If any of these conditions are not satisfied, interest (including original issue discount) on the Notes may be subject to a 30% withholding tax, unless an income tax treaty reduces or eliminates the tax or the interest is effectively connected with the conduct of a U.S. trade or business and, in either case, certain certification requirements are met. If such Non-United States holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

In general, gain realized on the sale, exchange or retirement of the Notes by a Non-United States holder will not be subject to federal income tax, unless:

♦	the gain with respect to the Notes is effectively connected with a trade or business conducted by the Non-United States holder in the United States, or
♦	the Non-United States holder is a nonresident alien individual who holds the Notes as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale and certain other conditions are satisfied.

If the gain realized on the sale, exchange or retirement of the Notes by the Non-United States holder is described in either of the two preceding bullet points, the Non-United States holder may be subject to U.S. federal income tax with respect to the gain except to the extent that an income tax treaty reduces or eliminates the tax and the appropriate documentation is provided.

Even if a Non-United States holder is not subject to U.S. federal withholding tax with respect to the Notes, such Non-United States holder may be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes unless you comply with certain certification and identification requirements as to your foreign status. However, it is possible that future guidance or legislation, such as discussed above regarding Notice 2008-2, could subject Non-United States holders to U.S. federal withholding tax on any deemed income accrual from the Notes.

You may be subject to United States federal income tax and/or withholding tax on your disposition of any underlying equity received at maturity if such equity is treated as a United States real property interest and either such equity is not regularly traded on an established securities market prior to your disposition, or you constructively held more than 5% of such equity at some time prior to your disposition. You may also be subject to U.S. federal withholding tax on dividends received on any underlying equity received at maturity.

If you are not a United States holder, you should consult your own tax advisors concerning the application of United States federal income tax laws to your particular situation, as well as any consequences of the purchase, ownership and disposition of the Notes or any underlying equity arising under the laws of any other taxing jurisdiction, including the U.S. federal estate tax consequences of holding the Notes at death.

Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the YONCP product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Risk of Loss of Contingent Protection — Your principal will be protected only if the closing price of the applicable underlying stock never falls below the trigger price on any trading day during the observation period and the Notes are held to maturity. If the closing price of the applicable underlying stock falls below the trigger price on any trading day during the observation period, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the applicable underlying stock. Greater expected volatility with respect to a Note’s underlying stock reflects a higher expectation as of the trade date that a stock could fall below its trigger price over the term of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. A stock’s volatility, however, can change significantly over the term of the Notes. The price of the underlying stock for your Note could fall sharply, which could result in a significant loss of principal.
♦	The amount you receive on the Notes at maturity will exceed their stated principal amount only in limited circumstances — Even though you will be subject to the risk of a decline in the price of the applicable underlying stock, you will generally not participate in any appreciation in the price of the applicable underlying stock. Your return on the Notes will not exceed the coupon payable on the Notes except for the situation in which (1) the closing price of the applicable underlying stock is less than the applicable trigger price on at least one day during the observation period (and, therefore, you receive shares instead of cash at maturity) and (2) the closing price of the applicable underlying stock at maturity is greater than the initial price.
♦	Single Stock Risk — The price of the applicable underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Notes is not the same as owning the applicable underlying stock — The return on your Notes may not reflect the return you would realize if you actually owned the applicable underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the applicable underlying stock over the term of your Notes. Furthermore, the applicable underlying stock may appreciate substantially during the observation period and you will not participate in such appreciation unless the closing price of the applicable underlying stock falls below the trigger price at least once during the observation period. Moreover, you will only participate in the appreciation in these circumstances if the market price of the applicable underlying stock on the maturity date is greater than the initial price.
♦	Credit of UBS — An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.
♦	Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the applicable underlying stock and the expected price volatility of the applicable underlying stock, the dividend rate on the applicable underlying stock, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.
♦	Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on market price of underlying stock — Trading or transactions by UBS or its affiliates in the applicable underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the applicable underlying stock may adversely affect the market price of the applicable underlying stock and, therefore, the market value of your Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the applicable underlying stock, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the closing price on any trading day has fallen below the applicable trigger price and accordingly the payment at maturity on your Notes. The calculation agent may postpone the maturity date if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates have recently published research or other opinions that may be inconsistent with the investment view implicit in each of the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying stock to which the Notes are linked.
♦	Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the applicable underlying stock that may be delivered for certain corporate events affecting the applicable underlying stock, such as stock splits and stock dividends, and certain other actions involving the applicable underlying stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the applicable underlying stock. If an event occurs that does not require the calculation agent to adjust the number of shares of underlying stock that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.
♦	In some circumstances, the payment you receive on the Notes may be based on the common stock of another company and not the applicable underlying stock — Following certain corporate events relating to the respective issuer of the applicable underlying stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock of a successor to the respective underlying stock issuer or any cash or any other assets distributed to holders of the applicable underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the sections “General Terms of the Notes — Antidilution Adjustments” and “ — Reorganization Events” beginning on page PS-25 of the YONCP product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will only receive an amount in cash equal to your principal amount unless the closing price of the applicable underlying stock falls below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events) on any trading day during the observation period.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-36 of the YONCP product supplement and consult your tax advisor about your tax situation.
Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	6 months
Coupon per annum:	10% (or $1.25 per quarterly period)
Initial price of the applicable underlying stock:	$50.00 per share
Trigger price:	$25.00 (50% of the initial price)
Principal amount:	$50.00 per Note (set equal to the initial price)
Dividend yield on the underlying stock**:	1%
*	Actual coupon and terms for each Note to be set on the trade date.
**	Full annual dividend yield assumed received by holders of the stock during the term of the Notes.

Scenario #1: The closing price of the stock never falls below the trigger price of $25.00 during the observation period.

Since the closing price of the underlying stock did not fall below the trigger price of $25.00 on any trading day during the observation period, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the stock if the price appreciation of the stock (plus dividends, if any) is less than 5%.

If the closing price of the underlying stock on the final valuation date is $50.00 (no change in the price of the stock):

Payment at Maturity:	$50.00
Coupons:	2.50	($1.25×2 = $2.50)
Total	$52.50
Total Return on the Notes:	5%

In this example, the total return on the Notes is 5% while the total return on the stock is 1% (including dividends).

If the closing price of the underlying stock on the final valuation date is $65.00 (an increase of 30%):

Payment at Maturity:	$50.00
Coupons:	2.50	($1.25×2 = $2.50)
Total	$52.50
Total Return on the Notes:	5%

In this example, the total return on the Notes is 5% while the total return on the stock is 31% (including dividends).

If the closing price of the underlying stock on the final valuation date is $40.00 (a decline of 20%):

Payment at Maturity:	$50.00
Coupons:	2.50	($1.25×2 = $2.50)
Total	$52.50
Total Return on the Notes:	5%

In this example, the total return on the Notes is 5% while the total return on the stock is a loss of 19% (including dividends).

Scenario #2: The closing price of the stock falls below the trigger price of $25.00 during the observation period.

Since the closing price of the underlying stock fell below the trigger price of $25.00 on one or more trading days during the observation period, you will receive at maturity one share of the underlying stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the underlying stock on the maturity date.

If the closing price of the underlying stock on the maturity date is $22.50 (a decline of 55%):

Value of share received:	$22.50
Coupons:	2.50	($1.25×2 = $2.50)
Total	$25.00
Total Return on the Notes:	-50%

In this example, the total return on the Notes is a loss of 50% while the total return on the stock is a loss of 54% (including dividends).

If the closing price on the maturity date is $42.50 (a decline of 15%):

Value of share received:	$42.50
Coupons:	2.50	($1.25×2 = $2.50)
Total	$45.00
Total Return on the Notes:	-10%

In this example, the total return on the Notes is a loss of 10% while the total return on the stock is a loss of 14% (including dividends).

If the closing price on the maturity date is $55.00 (an increase of 10%):

Value of share received:	$55.00
Coupons:	2.50	($1.25×2 = $2.50)
Total	$57.50
Total Return on the Notes:	15%

In this example, the total return on the Notes is 15% while the total return on the stock is 11% (including dividends).

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions*:

Term:	6 months
Coupon per annum**:	10% (or $1.25 per quarterly period)
Initial price:	$50.00 per share
Trigger price:	$25.00 (50% of the initial price)
Principal amount:	$50.00 per Note (set equal to the initial price)
Dividend yield on the underlying stock***:	1.00%
*	Actual coupon and terms for each Note to be set on the trade date.
**	Coupon payment will be paid in arrears in quarterly installments during the term of the Note on an unadjusted basis.
***	Full annual dividend yield assumed received by holders of the stock during the term of the Notes.

Underlying Stock			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Stock Price(3)	Stock Price Return	Total Return at Maturity(4)	Payment at Maturity	Total Return at Maturity(5)	Payment at Maturity(6)	Total Return at Maturity
$75.00	50.0%	51.00%	$52.50	5.00%	$77.50	55.00%
$72.50	45.0%	46.00%	$52.50	5.00%	$75.00	50.00%
$70.00	40.0%	41.00%	$52.50	5.00%	$72.50	45.00%
$67.50	35.0%	36.00%	$52.50	5.00%	$70.00	40.00%
$65.00	30.0%	31.00%	$52.50	5.00%	$67.50	35.00%
$62.50	25.0%	26.00%	$52.50	5.00%	$65.00	30.00%
$60.00	20.0%	21.00%	$52.50	5.00%	$62.50	25.00%
$57.50	15.0%	16.00%	$52.50	5.00%	$60.00	20.00%
$55.00	10.0%	11.00%	$52.50	5.00%	$57.50	15.00%
$52.50	5.0%	6.00%	$52.50	5.00%	$55.00	10.00%
$50.00	0%	1.00%	$52.50	5.00%	$52.50	5.00%
$47.50	-5%	-4.00%	$52.50	5.00%	$50.00	0.00%
$45.00	-10%	-9.00%	$52.50	5.00%	$47.50	-5.00%
$42.50	-15%	-14.00%	$52.50	5.00%	$45.00	-10.00%
$40.00	-20%	-19.00%	$52.50	5.00%	$42.50	-15.00%
$37.50	-25%	-24.00%	$52.50	5.00%	$40.00	-20.00%
$35.00	-30%	-29.00%	$52.50	5.00%	$37.50	-25.00%
$32.50	-35%	-34.00%	$52.50	5.00%	$35.00	-30.00%
$30.00	-40%	-39.00%	$52.50	5.00%	$32.50	-35.00%
$27.50	-45%	-44.00%	$52.50	5.00%	$30.00	-40.00%
$25.00	-50%	-49.00%	$52.50	5.00%	$27.50	-45.00%
$22.50	-55%	-54.00%	n/a	n/a	$25.00	-50.00%
$20.00	-60%	-59.00%	n/a	n/a	$22.50	-55.00%
$17.50	-65%	-64.00%	n/a	n/a	$20.00	-60.00%
$15.00	-70%	-69.00%	n/a	n/a	$17.50	-65.00%
(1)	A trigger event does not occur if the closing price of the underlying stock never falls below the trigger price on any trading day during the observation period.
(2)	A trigger event occurs if the closing price of the underlying stock falls below the trigger price on at least one trading day during the observation period.
(3)	The final stock price is as of the final valuation date, if the closing price of the stock never falls below the trigger price during the observation period. If the closing price of the stock falls below the trigger price during the observation period, the final stock price is as of the maturity date.
(4)	The total return at maturity on the underlying stock includes a 1% cash dividend payment.
(5)	The total return at maturity on the Notes includes coupon payments.
(6)	Payment will consist, in part, of underlying stock valued as of the maturity date.
Information about the Underlying Stocks

Included on the following pages is a brief description of the underlying issuers of each of the respective underlying stocks. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for each of the underlying stocks. The information given below is for the four calendar quarters in each of 2004, 2005, 2006 and 2007. Full data is provided for the first calendar quarter of 2008 and partial data is provided for the second calendar quarter of 2008. We obtained the closing price information set forth below from Bloomberg Professional® service without independent verification. You should not take the historical prices of the underlying stocks as an indication of future performance.

Each of the underlying stocks is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the underlying stocks with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the underlying stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Microsoft Corp.

According to publicly available information, Microsoft Corp. (“Microsoft”) provides software products for computing devices worldwide. Microsoft’s Client segment engages in technical architecture, engineering, and product delivery of Windows product family comprising Windows Vista; Windows XP Professional and Home; Media Center Edition; Tablet PC Edition; and other Windows operating systems. Microsoft’s Server and Tools segment offers integrated server infrastructure and middleware software that support software applications and tools built on the Windows Server operating system. Microsoft offers Windows Server operating system; Microsoft SQL Server; Microsoft Enterprise Services; product support services; Visual Studio; System Center products; Forefront Security products; Biz Talk Server; MSDN; and TechNet. Microsoft’s Online Services Business segment offers personal communications services, such as email and instant messaging, and online information through MSN Search; MapPoint; MSN Internet Access; MSN Premium Web Services; Windows Live; and MSN Mobile Services. Microsoft’s Business Division offers Microsoft office product set comprising enterprise content management, collaboration, unified communications, and business intelligence products; and Microsoft Dynamics products for financial management, customer relationship management, supply chain management, and analytics applications. Microsoft’s Entertainment and Devices Division develops the Xbox video game system, such as consoles and accessories, third-party games, games published under the Microsoft brand, and Xbox Live operations. Microsoft’s Entertainment and Devices Division also offers Zune digital music and entertainment device; PC software games; online games; Mediaroom, an Internet protocol television software; and other devices. Further, Microsoft offers online advertising and publishing solutions. Microsoft has strategic alliance with Siemens VDO Automotive AG; Phase One A/S; LogicaCMG plc; Mayo Clinic; and AudioCodes, Ltd.; and collaboration with Presagis, Inc. Information filed by Microsoft with the SEC under the Exchange Act can be located by reference to its SEC file number: 0-14278, or its CIK Code: 0000789019. Microsoft’s website is http://www.microsoft.com. Microsoft’s common stock is listed on the NASDAQ Global Select Market under the ticker symbol “MSFT.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Microsoft’s common stock, based on daily closing prices on the primary exchange for Microsoft, as reported by Bloomberg Professional® service. Microsoft’s closing price on April 3, 2008 was $29.00. The actual initial price will be the closing price of Microsoft’s common stock on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$28.81	$24.14	$24.97
4/1/2004	6/30/2004	$28.56	$25.13	$28.56
7/1/2004	9/30/2004	$29.05	$26.88	$27.65
10/1/2004	12/31/2004	$30.00	$26.52	$26.71
1/3/2005	3/31/2005	$26.84	$23.92	$24.17
4/1/2005	6/30/2005	$26.06	$24.32	$24.84
7/1/2005	9/30/2005	$27.76	$24.66	$25.73
10/3/2005	12/30/2005	$28.18	$24.31	$26.15
1/3/2006	3/31/2006	$28.15	$26.28	$27.21
4/3/2006	6/30/2006	$27.74	$21.51	$23.30
7/3/2006	9/29/2006	$27.45	$22.25	$27.33
10/2/2006	12/29/2006	$30.19	$27.54	$29.86
1/3/2007	3/30/2007	$31.21	$26.72	$27.87
4/2/2007	6/29/2007	$31.11	$28.11	$29.47
7/2/2007	9/28/2007	$31.51	$27.81	$29.46
10/1/2007	12/31/2007	$37.06	$29.47	$35.60
1/2/2008	3/31/2008	$35.37	$26.99	$28.38
4/1/2008*	4/3/2008*	$29.52*	$28.85*	$29.00*
*	As of the date of this free writing prospectus available information for the second calendar quarter of 2008 includes data for the period from April 1, 2008 through April 3, 2008. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2008.

The graph below illustrates the performance of Microsoft’s common stock from March 31, 1998 through April 3, 2008, based on information from Bloomberg Professional® service. The dotted line represents a hypothetical trigger price, equal to 75% of the closing price on April 3, 2008. The actual trigger price will be based on the closing price of Microsoft’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Freeport-McMoRan Copper & Gold Inc.

According to publicly available information, Freeport-McMoRan Copper & Gold Inc. (“Freeport-McMoRan”) engages in the exploration, mining, and production of mineral properties primarily in Indonesia, North America, South America, and Africa. Freeport-McMoRan focuses on the copper, gold, molybdenum, and silver prospects. Freeport-McMoRan holds interests in the Grasberg open pit and Deep Ore Zone projects in Indonesia. Freeport-McMoRan also owns interests in the Grasberg, Kucing Liar, Mill Level Zone/Deep Mill Level Zone, and Big Gossan projects in Indonesia. In addition, Freeport-McMoRan holds interests in the Morenci project in Greenlee County, Arizona; the Safford project in Graham County, Arizona; the Bagdad project in Yavapai County in west-central, Arizona; the Sierrita project in Pima County, Arizona; the Miami project in Gila County, Arizona; the Chino and Tyrone project in southwestern New Mexico in Grant County; the Henderson project and the Climax molybdenum mine in Colorado. Further, it owns interests in the Cerro Verde project; the Candelaria project; the Ojos del Salado project; the El Abra project, which are located in South America. Additionally, Freeport-McMoRan holds interests in the Tenke Fungurume project in the Democratic Republic of Congo; and the Atlantic Copper project in Huelva, Spain. At December 31, 2007, it had total consolidated recoverable proven and probable reserves of approximately 93.2 billion pounds of copper; 41.0 million ounces of gold; 2.0 billion pounds of molybdenum; 230.9 million ounces of silver; and 0.6 billion pounds of cobalt. Information filed by Freeport-McMoRan with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-9916, or its CIK Code: 0000831259. Freeport-McMoRan’s website is http://www.fcx.com. Freeport-McMoRan’s common stock is listed on the New York Stock Exchange under the ticker symbol “FCX.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Freeport-McMoRan’s common stock, based on daily closing prices on the primary exchange for Freeport-McMoRan, as reported by Bloomberg Professional® service. Freeport-McMoRan’s closing price on April 3, 2008 was $103.69. The actual initial price will be the closing price of Freeport-McMoRan’s common stock on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$44.45	$35.86	$39.09
4/1/2004	6/30/2004	$39.70	$28.40	$33.15
7/1/2004	9/30/2004	$41.95	$31.64	$40.50
10/1/2004	12/31/2004	$41.99	$34.90	$38.23
1/3/2005	3/31/2005	$43.73	$35.28	$39.61
4/1/2005	6/30/2005	$40.01	$32.06	$37.44
7/1/2005	9/30/2005	$48.97	$38.22	$48.59
10/3/2005	12/30/2005	$55.36	$45.02	$53.80
1/3/2006	3/31/2006	$64.31	$48.35	$59.77
4/3/2006	6/30/2006	$72.09	$43.75	$55.41
7/3/2006	9/29/2006	$61.59	$49.50	$53.26
10/2/2006	12/29/2006	$62.87	$49.04	$55.73
1/3/2007	3/30/2007	$66.19	$51.48	$66.19
4/2/2007	6/29/2007	$84.42	$67.16	$82.82
7/2/2007	9/28/2007	$108.67	$73.07	$104.89
10/1/2007	12/31/2007	$117.86	$89.28	$102.44
1/2/2008	3/31/2008	$106.57	$77.15	$96.22
4/1/2008*	4/3/2008*	$103.69*	$97.63*	$103.69*
*	As of the date of this free writing prospectus available information for the second calendar quarter of 2008 includes data for the period from April 1, 2008 through April 3, 2008. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2008.

The graph below illustrates the performance of Freeport-McMoRan’s common stock from March 31, 1998 through April 3, 2008, based on information from Bloomberg Professional® service. The dotted line represents a hypothetical trigger price, equal to 50% of the closing price on April 3, 2008. The actual trigger price will be based on the closing price of Freeport-McMoRan’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

The Walt Disney Co.

According to publicly available information, The Walt Disney Company (“Disney”), together with its subsidiaries and affiliates, is a leading diversified international family entertainment and media enterprise with four business segments: media networks, parks and resorts, studio entertainment and consumer products. Information filed by Disney with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-11605, or its CIK Code: 0001001039. Disney’s website is http://www.disney.com. Disney’s common stock is listed on the New York Stock Exchange under the ticker symbol “DIS.”

Historical Information

The following table sets forth the quarterly high and low closing prices for Disney’s common stock, based on daily closing prices on the primary exchange for Disney, as reported by Bloomberg Professional® service. Disney’s closing price on April 3, 2008 was $31.53. The actual initial price will be the closing price of Disney’s common stock on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$27.63	$22.88	$24.66
4/1/2004	6/30/2004	$26.24	$21.81	$25.15
7/1/2004	9/30/2004	$24.94	$20.61	$22.25
10/1/2004	12/31/2004	$27.62	$23.56	$27.43
1/3/2005	3/31/2005	$29.48	$26.81	$28.35
4/1/2005	6/30/2005	$28.32	$24.71	$24.85
7/1/2005	9/30/2005	$26.03	$22.91	$23.81
10/3/2005	12/30/2005	$25.71	$22.65	$23.65
1/3/2006	3/31/2006	$28.37	$24.09	$27.52
4/3/2006	6/30/2006	$30.33	$26.64	$29.60
7/3/2006	9/29/2006	$30.66	$28.09	$30.50
10/2/2006	12/29/2006	$34.39	$30.61	$33.81
1/3/2007	3/30/2007	$35.37	$32.66	$33.97
4/2/2007	6/29/2007	$36.06	$33.11	$34.14
7/2/2007	9/28/2007	$35.03	$31.71	$34.39
10/1/2007	12/31/2007	$35.47	$31.25	$32.28
1/2/2008	3/31/2008	$33.10	$28.12	$31.38
4/1/2008*	4/3/2008*	$31.91*	$31.09*	$31.53*
*	As of the date of this free writing prospectus available information for the second calendar quarter of 2008 includes data for the period from April 1, 2008 through April 3, 2008. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2008.

The graph below illustrates the performance of Disney’s common stock from March 31, 1998 through April 3, 2008, based on information from Bloomberg Professional® service. The dotted line represents a hypothetical trigger price, equal to 75% of the closing price on April 3, 2008. The actual trigger price will be based on the closing price of Disney’s common stock on the trade date. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2007 (audited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	405,220	357,457
Total Debt	405,220	357,457
Minority Interest(2)	6,951	6,132
Shareholders’ equity	35,585	31,391
Total capitalization	447,756	394,979
(1)	includes Money Market Paper and Medium Term Notes as per Balance sheet position
(2)	includes Trust preferred securities

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.88213 (the exchange rate in effect as of December 31, 2007).